Exhibit 99.1

Allot Announces First Quarter 2024 Financial Results

Hod Hasharon, Israel – May 29, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited first quarter 2024 financial results.

Financial Highlights for the First Quarter

•	First quarter revenues were $21.9 million, up 4% year-over-year;

•	First quarter gross margins improved year over year by 8.1% to 69.0% on a GAAP basis and by 4.7% to 70.4% on a non-GAAP basis;

•	SECaaS revenues were $3.4 million for Q1 up 51% year-over-year and March 2024 SECaaS ARR* was $13.7 million;

•	Net loss improved and was reduced significantly year over year: on a GAAP basis, net loss reduced by 77.9% to $2.5 million and on a non-GAAP basis, net loss reduced by 88.8% to $0.9 million;

Financial Outlook

For the full year 2024, management reiterates that it expects:

•	Non-GAAP operating profit and net cash flow breakeven;

•	Continued yearly double-digit growth of SECaaS revenues and ARR;

Management Comment

Eyal Harari, CEO of Allot commented, “We are pleased with the strong progress we have made stabilizing the business and lowering expenses to align our operating costs to current revenue levels. Revenues improved year-over-year, and we lowered our expenses by 26% (on a Non-GAAP basis), significantly reducing our operating and net loss. We are working hard to bring the business back to profitability while maintaining our investment in our long-term growth engine, Security as a Service (SECaaS).”

“I am thrilled with the opportunity to join Allot. I believe we have a bright future, and I am looking forward to working with the Allot team to drive profitable growth,” added Mr. Harari.

Q1 2024 Financial Results Summary

Total revenues for the first quarter of 2024 were $21.9 million, an increase of 4% compared to $21.1 million in the first quarter of 2023.

Gross profit on a GAAP basis for the first quarter of 2024 was $15.1 million (gross margin of 69.0%), a 12% increase compared with $13.5 million (gross margin of 63.8%) in the first quarter of 2023.

Gross profit on a non-GAAP basis for the first quarter of 2024 was $15.4 million (gross margin of 70.4%), an 8% increase compared with $14.2 million (gross margin of 67.2%) in the first quarter of 2023.

Net loss on a GAAP basis for the first quarter of 2024 was $2.5 million, or $0.07 per basic share, an improvement compared with a net loss of $11.4 million, or $0.30 per basic share, in the first quarter of 2023.

Net loss on a non-GAAP for the first quarter of 2024 was $0.9 million, or $0.03 per basic share an improvement compared with a non-GAAP net loss of $7.7 million, or $0.21 per basic share, in the first quarter of 2023.

Cash, short-term bank deposits, and investments as of March 31, 2024, totaled $52.6 million, compared to $54.9 million as of December 31, 2023.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its first quarter 2024 earnings results today, May 29, 2024, at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the expected revenues for the first quarter of 2024, excluding one-time items, and multiplied by 4) and SECaaS ARR (measures the current annual run rate of SECaaS revenues, which is calculated based on estimated revenues for the month of Mar. 2024 and multiplied by 12).

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)

Revenues	$21,890	$21,126
Cost of revenues	6,792	7,651
Gross profit	15,098	13,475

Operating expenses:
Research and development costs, net	7,149	10,494
Sales and marketing	7,790	10,887
General and administrative	2,902	3,960
Total operating expenses	17,841	25,341
Operating loss	(2,743)	(11,866)
Financial and other income, net	540	794
Loss before income tax expenses	(2,203)	(11,072)

Tax expenses	307	290
Net Loss	(2,510)	(11,362)

Basic net loss per share	$(0.07)	$(0.30)

Diluted net loss per share	$(0.07)	$(0.30)

Weighted average number of shares used in
computing basic net loss per share	38,411,724	37,421,720

Weighted average number of shares used in
computing diluted net loss per share	38,411,724	37,421,720

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP cost of revenues	$6,792	$7,651
Share-based compensation (1)	(154)	(531)
Amortization of intangible assets (2)	(152)	(193)
Non-GAAP cost of revenues	$6,486	$6,927

GAAP gross profit	$15,098	$13,475
Gross profit adjustments	306	724
Non-GAAP gross profit	$15,404	$14,199

GAAP operating expenses	$17,841	$25,341
Share-based compensation (1)	(1,206)	(2,937)
Non-GAAP operating expenses	$16,635	$22,404

GAAP financial and other income	$540	$794
Expenses related to M&A activities (3)	-	14
Exchange rate differences*	94	(43)
Non-GAAP Financial and other income	$634	$765

GAAP taxes on income	$307	$290
Changes in tax related items	(44)	(25)
Non-GAAP taxes on income	$263	$265

GAAP Net Loss	$(2,510)	$(11,362)
Share-based compensation (1)	1,360	3,468
Amortization of intangible assets (2)	152	193
Expenses related to M&A activities (3)	-	14
Exchange rate differences*	94	(43)
Changes in tax related items	44	25
Non-GAAP Net income (loss)	$(860)	$(7,705)

GAAP Loss per share (diluted)	$(0.07)	$(0.30)
Share-based compensation	0.04	0.09
Amortization of intangible assets	-	-
Expenses related to M&A activities	-	-
Exchange rate differences*	-	-
Changes in tax related items	-	-
Non-GAAP Net income (loss) per share (diluted)	$(0.03)	$(0.21)

Weighted average number of shares used in
computing GAAP diluted net loss per share	38,411,724	37,421,720

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	38,411,724	37,421,720

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

** While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,
	2024	2023
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$154	$531
Research and development costs, net	498	1,202
Sales and marketing	443	1,037
General and administrative	265	698
	$1,360	$3,468

(2) Amortization of intangible assets
Cost of revenues	$152	$193
	$152	$193

(3) Expenses related to M&A activities
Financial income	$-	$14
	$-	$14

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,718	$14,192
Restricted deposit	1,182	1,728
Short-term bank deposits	-	10,000
Available-for-sale marketable securities	28,657	28,853
Trade receivables, net (net of allowance for credit losses of $25,363 and $25,253 on March 31, 2024 and December 31, 2023, respectively)	15,019	14,828
Other receivables and prepaid expenses	6,996	8,437
Inventories	11,707	11,874
Total current assets	86,279	89,912

NON-CURRENT ASSETS:
Severance pay fund	389	395
Restricted deposit	-	158
Operating lease right-of-use assets	2,505	3,057
Other assets	1,091	704
Property and equipment, net	10,403	11,189
Intangible assets, net	763	915
Goodwill	31,833	31,833
Total non-current assets	46,984	48,251

Total assets	$133,263	$138,163
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$709	$969
Deferred revenues	15,168	14,892
Short-term operating lease liabilities	1,494	1,453
Other payables and accrued expenses	18,075	22,094
Total current liabilities	35,446	39,408

LONG-TERM LIABILITIES:
Deferred revenues	8,531	7,437
Long-term operating lease liabilities	202	702
Accrued severance pay	1,016	1,080
Convertible debt	39,823	39,773
Total long-term liabilities	49,572	48,992

SHAREHOLDERS' EQUITY	48,245	49,763

Total liabilities and shareholders' equity	$133,263	$138,163

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(2,510)	$(11,362)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,215	1,320
Stock-based compensation	1,360	3,468
Amortization of intangible assets	152	276
Increase (Decrease) in accrued severance pay, net	(58)	60
Decrease in other assets, other receivables and prepaid expenses	717	499
Decrease (Increase) in accrued interest and amortization of premium/discount on marketable securities	(372)	19
Decrease in operating leases liability	(459)	(1,105)
Decrease in operating lease right-of-use asset	552	722
Decrease (Increase) in trade receivables	(191)	4,486
Decrease (Increase) in inventories	167	(3,453)
Increase (Decrease) in trade payables	(262)	739
Decrease in employees and payroll accruals	(3,486)	(1,452)
Increase (Decrease) in deferred revenues	1,370	(2,169)
Decrease in other payables, accrued expenses and other long term liabilities	(554)	(901)
Amortization of issuance costs of Convertible debt	50	49
Net cash used in operating activities	(2,309)	(8,804)

Cash flows from investing activities:
Decrease in restricted deposit	704	-
Investment in short-term bank deposits	-	(15,900)
Withdrawal of short-term bank deposits	10,000	32,900
Purchase of property and equipment	(429)	(270)
Investment in marketable securities	(24,275)	(8,983)
Proceeds from redemption or sale of marketable securities	24,835	3,370
Net cash provided by (used in) investing activities	10,835	11,117

Cash flows from financing activities:
Proceeds from exercise of stock options	-	-
Issuance of convertible debt	-	-
Net cash provided by financing activities	-	-

Increase in cash and cash equivalents	8,526	2,313
Cash and cash equivalents at the beginning of the period	14,192	12,295

Cash and cash equivalents at the end of the period	$22,718	$14,608

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, top 10 customers as a % of revenues and number of shares

	Q1-2024		FY 2023		FY 2022
Revenues geographic breakdown
Americas	4.3	20%	16.6	18%	21.8	18%
EMEA	12.5	57%	56.1	60%	71.2	58%
Asia Pacific	5.1	23%	20.5	22%	29.7	24%
	21.9	100%	93.2	100%	122.7	100%

Revenue breakdown by type
Products	7.4	34%	37.6	40%	61.1	50%
Professional Services	3.0	14%	6.1	7%	11.6	9%
SECaaS (Security as a Service)	3.4	16%	10.6	11%	7.2	6%
Support & Maintenance	8.1	36%	38.9	42%	42.8	35%
	21.9	100%	93.2	100%	122.7	100%

Revenues per customer type
CSP	17.3	79%	75.1	81%	98.3	80%
Enterprise	4.6	21%	18.1	19%	24.4	20%
	21.9	100%	93.2	100%	122.7	100%

Top 10 customers as a % of revenues	47%		47%		44%

Total number of full time employees	505		559		749
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	38.4		37.9		37.0

Non-GAAP weighted average number of fully diluted shares (in millions)	42.1		40.3		39.5

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q1-2024:	3.4
Q4-2023:	3.2
Q3-2023:	2.8
Q2-2023:	2.4
Q1-2023:	2.3

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Mar. 2024:	13.7
Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12